

June 29, 2011

Via E-mail
Patrick J Pedonti
Senior VP and Chief Financial Officer
SS&C Technologies, Inc.
80 Lamberton Road
Windsor, CT 06095

>   **Re: SS&C Technologies, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2010**
>   **Filed March 11, 2011**
>   **File No. 000-28430**

Dear Mr. Pedonti:

We have reviewed your letter dated June 15, 2011 in connection with the above-referenced filings and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated June 9, 2011.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations for the Years Ended December 31, 2010, 2009, and 2008

Provision for Income Taxes, page 46

1.   We note from your response to prior comment 2 that you intend to provide additional disclosure in light of our comment. Please provide us with an example of what you intend to disclose. Also, tell us if certain foreign jurisdictions contributed materially to the incremental tax benefit from foreign operations, if this is not indicated in your proposed disclosure.

<u>Liquidity and Capital Resources, page 46</u>

2.   We note your response to prior comment 2 and your liquidity discussion on page 52. We continue to believe you should consider providing enhanced liquidity disclosure of the amount of cash and investments held by foreign subsidiaries that would be subject to the potential tax impact associated with the repatriation of undistributed earnings on foreign subsidiaries. In this respect, this disclosure would illustrate that some investments are not presently available to fund domestic operations and obligations without paying a significant amount of taxes upon their repatriation. In your response, please quantify the amount of cash and investments held by foreign subsidiaries in the countries to which you intend to permanently reinvest earnings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Melissa Feider at (202) 551-3379 or me at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief